EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Cameco Corporation

We consent to the use of our reports, included in this annual report on Form 40-F, each dated February 7, 2014, with respect to:

•	our Auditors’ Report on the consolidated statements of financial position of Cameco Corporation (the “Corporation”) as at December 31, 2013, December 31, 2012, and January 1, 2012, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2013 and December 31, 2012;

•	our Report of Independent Registered Public Accounting Firm in accordance with the standards of the Public Company Accounting Oversight Board (United States) on the consolidated statements of financial position of the Corporation as at December 31, 2013 and December 31, 2012, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended; and

•	our Report of Independent Registered Public Accounting Firm on the Corporation’s internal control over financial reporting as of December 31, 2013.

We also consent to the incorporation by reference of such reports in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, registration statement (No. 333-139324) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan and registration statement (No. 333-181577) on Form F-10.

As discussed in Note 3 to the consolidated financial statements, Cameco Corporation has changed its method of accounting for interests in joint arrangements and employee benefits for the years ended December 31, 2013 and December 31, 2012 due to the adoption of IFRS 11 – Joint Arrangements and IAS 19R – Employee Benefits and as a result, includes the presentation of the statement of financial position as at January 1, 2012.

/s/ KPMG LLP

Chartered Accountants

Saskatoon, Canada

February 27, 2014